Media Release

File No. 82-5089

RECEIVED
2004 MAY 21 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

SUPPL

Zurich Financial Services reports net income of USD 702 million in the first quarter 2004

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

- Net income of USD 702 million compared with USD 134 million in 2003, up 424% and generating an annualized return on equity (ROE) of 16.2%
- Business operating profit (BOP) of USD 942 million, up 21% from 2003; annualized BOP ROE after tax of 14.8%
- Gross written premiums in General Insurance of USD 11.1 billion, up 14% from 2003; combined ratio at 96.9%, an improvement of 1.2 percentage points
- Gross written premiums and policy fees in Life Insurance decreased by 14% to USD 3.1 billion due to the impact of structural changes while new business margin improved by 3.5 percentage points to 9.8%
- Net income at Farmers Management Services of USD 177 million, up 12% from 2003; BOP of USD 276 million, up 6%
- Total shareholders' equity of USD 20.1 billion, up from restated USD 18.8 billion at December 31, 2003

Zurich, May 19, 2004 – Zurich Financial Services Group (Zurich) reported net income of USD 702 million and an annualized return on equity (ROE) of 16.2% in the first quarter 2004. Business operating profit, the measure to assess the underlying performance of the Group's core insurance businesses, rose by 21% to USD 942 million. This corresponds to an annualized business operating return on equity after tax of 14.8%. All core businesses contributed to the improved bottom line. The results reflect the disciplined implementation of the Group's customer-focused strategy, measures to further strengthen the performance in Life Insurance, and support from firm prices in key markets. Premium growth in General Insurance contributed to positive operating cash flow of USD 1.5 billion.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "The results reflect our continuing ability to manage our businesses to profitability. We remain committed to disciplined underwriting in line with sound pricing and a tight grip on cost and expenses as we focus on creating shareholder value through superior products and services that help our customers manage risk effectively."

Performance highlights

Comparisons refer to the first quarter 2003 unless stated otherwise. Quarterly results are not indicative of the full year performance.

General Insurance earned net income of USD 458 million, an increase of 42% on 2003. Gross written premiums rose to USD 11.1 billion, an increase of 14% (6% in local currencies). The net underwriting result more than doubled to USD 222 million as earned premiums, benefiting from rate increases in previous periods, rose faster than losses and loss adjustment expenses. Correspondingly, the combined ratio improved by 1.2 percentage points to 96.9%. Based on developments in the year so far, pricing is expected to continue to be adequate throughout 2004.

Life Insurance recorded a swing from net loss of USD 23 million to net income of USD 223 million. Gross written premiums and policy fees were USD 3.1 billion, a decrease of 14% (23% in local currencies), while Life Insurance deposits rose by 16% (2% in local currencies) to USD 2.3 billion. The premium reduction is attributable to the divestment of underperforming businesses and the redesign of the group pension business model in Switzerland. Adjusted for these changes and for currency movements, Life Insurance premiums and policy fees remained nearly flat.

The segment's performance benefited from changes in the business mix implemented last year in line with product re-pricing, lower bonuses and guarantees, expense savings, and increased shareholder participation across Continental Europe. Zurich's distribution partnerships also contributed to the stronger result, and the performance benefited further from an improvement in gains on investments of USD 224 million net after adjusting for gains attributable to reserves for future benefits for policyholders. The new business margin rose from 6.3% to 9.8%.

Farmers Management Services earned net income of USD 177 million, while business operating profit rose to USD 276 million. These improvements were the result of higher premiums at the Farmers P&C Group Companies, which Zurich manages, but does not own. In the first quarter, the surplus of the Farmers P&C Group Companies grew by USD 143 million to USD 3.8 billion.

Shareholders' equity rose from USD 18.8 billion at the end of 2003 to USD 20.1 billion as a result of strong net income and an increase in net unrealized gains on investments of USD 625 million. Shareholders' equity for 2003 was restated by USD 600 million to reflect the Group's current estimate of the impact of a new accounting standard.

Investment net income decreased marginally to USD 1.7 billion, mainly due to the divestment of certain Life operations in the second half of 2003. Benefiting from favorable market conditions in the equity and bond markets, the quarterly return on Group investments rose to 1.9% compared with 0.2% in 2003. The Group increased the proportion of debt securities in the USD 175.1 billion investment portfolio to 66.2%, while reducing the proportion of common stock for which Zurich bears investment risk to

5.4% from 6.4% at December 31, 2003. Since the end of March 2004, bond yields have risen considerably, particularly in the US. While this development will contribute to higher investment income as cash flow generated in insurance operations can be invested at higher yields, it is likely to reduce unrealized gains on Group investments from the level reported at the end of the quarter.

Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 15:00 hrs. CET. Media are welcome to listen in. Please dial in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0) 91 610 56 05
- UK +44 (0)207 107 06 13
- USA +1 (1) 866 865 51 44

A presentation for analysts and supplemental information including information on the Business Divisions will be available on our web site www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs approximately 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

Financial highlights

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2004 and 2003 and the financial positions as of March 31, 2004 and December 31, 2003. The 2003 amounts have been restated following the adoption of new accounting standards in 2003 and 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

Consolidated operating statements

in USD millions, for the three months ended March 31	**2004**	2003	Change
Gross written premiums and policy fees	**14'307**	13'493	6%
Net investment result	**1'951**	482	305%
Business operating profit	**942**	779	21%
Net income	**702**	134	424%

Consolidated balance sheets

in USD millions, as of	**March 31, 2004**	December 31, 2003	Change
Total Group investments	**175'125**	175'967	0%
Insurance reserves, gross	**171'589**	172'499	-1%
Senior and subordinated debt	**4'720**	4'775	-1%
Total shareholders' equity	**20'114**	18'784	7%

General Insurance key performance indicators

for the three months ended March 31	**2004**	2003	Change
Business operating profit (in USD millions)	**621**	556	12%
Combined ratio	**96.9%**	98.1%	-1.2 pts

Life Insurance key performance indicators

for the three months ended March 31	**2004**	2003	Change
Business operating profit (in USD millions)	**229**	165	39%
New business profit margin (as % of APE)	**9.8%**	6.3%	3.5 pts

Return on common stockholder equity

for the periods ended	**March 31, 2004**	December 31, 2003	Change
Return on equity, annualized	**16.2%**	12.9%	3.3 pts
Business operating profit (after tax) return on equity, annualized	**14.8%**	10.1%	4.7 pts

Per share data

for the three months ended March 31	**2004**	2003	Change
Diluted earnings per share (in USD)	**4.86**	0.94	417%
Diluted earnings per share (in CHF)	**6.09**	1.28	376%

ZURICH
FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.